

Hard AF Seltzer, LLC
(the "Company")
an Austin, TX Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Hard AF Seltzer, LLC. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
June 14, 2024

HARD AF SELTZER, LLC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & cash equivalents	186,895	112,169
Accounts Receivable	8,700	25,925
Other Current Assets	-	-
Inventory	140,772	65,163
Total Current Assets	336,367	203,257
TOTAL ASSETS	336,367	203,257
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	-	27,178
Related Party: Due to Tetherball Academy	13,443	9,214
Related Party: Short-term Loans Payable	62,583	-
Total Current Liabilities	76,027	36,392
Non-Current Liabilities:		
Notes Payable	250,000	-
Total Non-Current Liabilities	250,000	-
TOTAL LIABILITIES	326,027	36,392
EQUITY		
Member's Capital	732,844	357,844
Accumulated Deficit	(722,504)	(190,979)
TOTAL EQUITY	10,340	166,865
TOTAL LIABILITIES AND EQUITY	336,367	203,257

HARD AF SELTZER, LLC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
Revenues		
Sales	281,280	186,677
Cost of Goods Sold	516,324	263,552
Gross Profit (Loss)	(235,044)	(76,874)
Operating Expenses		
Advertising and Marketing	116,664	6,243
Legal and Professional	78,609	49,805
General and Administrative	100,878	15,986
Research and Development	330	33,961
Total Operating Expenses	296,481	105,995
Total Loss from Operations	(531,525)	(182,869)
Other Income/Expense	-	-
Total Other Income/Expense	-	-
Earnings Before Income Taxes, Depreciation, and Amortization	(531,525)	(182,869)
Depreciation and Amortization	-	-
Net Income (Loss)	(531,525)	(182,869)

HARD AF SELTZER, LLC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(531,525)	(182,869)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation and Amortization	-	-
Accounts Receivable	17,225	(25,925)
Other Current Assets	-	-
Accounts Payable	(27,178)	27,178
Inventory	(75,609)	57,427
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(85,562)	58,680
Net Cash provided by (used in) Operating Activities	(617,086)	(124,190)
INVESTING ACTIVITIES	-	-
Fixed Assets - net	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Related Party: Due to Tetherball Academy	4,229	9,214
Related Party: Short-term Loans Payable	62,583	-
Notes Payable	250,000	-
Member's Capital	375,000	226,803
Net Cash provided by (used in) Financing Activities	691,813	236,017
Cash at the beginning of period	112,169	341
Net Cash increase (decrease) for period	74,726	111,828
Cash at end of period	186,895	112,169

HARD AF SELTZER, LLC STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Member's Capital		Accumulated Deficit	Total Member's Equity
	Units	$ Amount		
Beginning balance at 1/1/22	-	131,041	(8,110)	122,931
Contribution	-	259,948	-	259,948
Distribution	-	(33,145)	-	(33,145)
Net income (loss)	-		(182,869)	(182,869)
Ending balance at 12/31/22	-	357,844	(190,979)	166,865
Contribution	-	375,000	-	375,000
Distribution	-	-	-	-
Net income (loss)	-	-	(531,525)	(531,525)
Ending balance at 12/31/23	-	732,844	(722,504)	10,340

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Hard AF Seltzer, LLC ("the Company") was formed in Austin, TX on April 15, 2021. The purpose of the Company is to engage in the business of manufacturing and selling alcoholic beverages and related products and to engage in any other lawful business or activity necessary or convenient in pursuit of the foregoing purposes. The Company's headquarters is in Austin, Texas and its customers are located throughout the United States.

The Company is a veteran-owned business who's seltzer is currently available in nine states and through direct-to-consumer distribution in 37 states across the United States. Moreover, the Company has established relationships with H.E.B. Fresh Foods, Piggly Wiggly, and Total Wine to retail its products to its customers. The Company's seltzer in over 2,000 locations.

The Company will conduct a regulation crowdfunding campaign in 2024.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses in its past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2021 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $112,169 and $186,895 in cash and cash equivalents as of December 31, 2022 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company evaluates the need for an allowance for doubtful accounts based on an assessment of the current status of receivables, historical experience, and other relevant factors. As of December 31, 2022, and December 31, 2023, the Company had $25,925 and $8,700 in Accounts Receivable, respectively. These amounts arose from sales made between November and December of each respective year. The Company believes that these receivables are fully collectible; therefore, no allowance for doubtful accounts has been established.

Inventory

The Company outsources the production of its seltzers to co-manufacturers, who utilize raw materials provided by the Company to manufacture the finished products. These manufactured seltzers are then stored in third party warehouses.

When orders are placed by distributors, the finished goods are shipped directly from the third party warehouses to the distributor's location. The Company's performance obligation is fulfilled upon the arrival of the goods at the distributor's premises. At this point, revenue is recognized, and the related inventory costs are costed off, reflecting the transfer of control over the products to the distributor.

The Company had $65,163 in finished goods inventory as of December 31, 2022 and $140,772 in finished goods December 31, 2023. Raw materials inventory were deemed to be nominal.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling alcoholic beverages to its distributors, who in turn, sell the beverages to third party retailers.

Additionally, the Company earns commissions from third party online sales of its products to end customers from retailers.

Revenue is recognized when control of the goods is transferred to the distributor.

The Company has distributors in Florida, Alabama, Georgia, Tennessee, Ohio, Texas, and North Carolina.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

<u>Legal and Professional</u>

Legal and Professional expenses consist of accounting, legal, and compliance fees.
<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for insurance, travel, contract labor, and other general business expenses.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the years ended December 31st, 2022 and December 31, 2023, the Company had outstanding payable to Tetherball Academy in the amount of $9,214 and $13,443, respectively. Tetherball Academy is wholly owned by Ross Patterson, Co-Founder of Hard AF Seltzer. See Note 5.

During the year ended December 31st, 2023 the Company had an outstanding loan payable to Ron Patterson, Co-Founder of Hard AF Seltzer. The balance of this loan was $62,583. See Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has a non-interest bearing loan to one of its founders. The loan's balance was $62,583 as December 31, 2023. The loan is due on demand. See Note 3.

The Company has a non-interest bearing loan to a Company owned by one of its founders. The loan's balance was $9,214 and $13,448 as of December 31, 2022 and December 31, 2023. The loan is due on demand. See Note 3.

On December 15, 2023, the Company entered into a promissory note with a third party lender for the amount of $250K. The loan bears interest of 8% per annum. Interest only payments on the loan commences on June 15, 2024, with a monthly payment of $1,667. The entire principal plus any accrued interest shall be due on December 15, 2026.

NOTE 6 – EQUITY

The Company is a Limited Liability Company with numerous members. As of December 31, 2023, the Company's membership structure is as follows:

Member Name	Percentage Ownership
RT	31.50%
DH	31.50%
KH	14.75%
DM	14.75%
AB	1.00%
JM	1.50%
LBS	2%
CBC	2%
MP	1%
Total	**100.00%**

Member Interest/Voting:

A membership interest in the Company is personal property. A Member of the Company or an assignee of a membership interest in the Company does not have an interest in any specific property of the Company. A membership interest includes a Member's or assignee's share of profits and losses or similar items and the right to receive distributions as provided in this Agreement, but does not include a Member's right to participate in management.

A Fundamental Business Transaction of the Company or an action that would make it impossible for the Company to carry out the ordinary business of the Company must be approved by the affirmative vote of all of the Members. Fundamental Business Transaction is defined as, a merger, interest exchange, conversion, or sale of all or substantially all of the Company's assets.

A Member of the Company may vote in person or by a proxy executed in Writing by the Member to another Member.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 14, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.